EAMS Technologies, Inc (the "Company") a Florida Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
EAMS Technologies, Inc

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 19, 2023
Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2022	2021
ASSETS		
Current Assets		
Cash and Cash Equivalents	915	7,530
Accounts Receivable	36,201	36,168
Prepaid Expenses	9,786	6,181
Loan Receivable - Related Party	18,093	18,093
Total Current Assets	64,995	67,972
Non-current Assets		
Computer Equipment, net of Accumulated Depreciation	1,913	3,720
Intangible Assets: Software, net of Accumulated Amortization	50,711	50,573
Total Non-Current Assets	52,623	54,292
TOTAL ASSETS	117,618	122,264
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	9,926	-
Accrued Expenses	35,598	-
Payroll Liabilities	14,414	-
Deferred Revenue	269,774	62,807
Total Current Liabilities	329,712	62,807
Long Term Liabilities		
Notes Payable - Related Party	155,624	134,824
Total Long-Term Liabilities	155,624	134,824
TOTAL LIABILITIES	485,336	197,630
EQUITY		
Common Stock	500	500
Accumulated Deficit	(368,217)	(75,867)
Total Equity	(367,717)	(75,367)
TOTAL LIABILITIES AND EQUITY	117,618	122,264

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2021	1,000	500	-	35,047	35,547
Net Income (Loss)	-	-	-	(110,914)	(110,914)
Ending Balance 12/31/2021	1,000	500	-	(75,867)	(75,367)
Net Income (Loss)	-	-	-	(292,351)	(292,351)
Ending Balance 12/31/2022	1,000	500	-	(368,217)	(367,717)

Statement of Operations

	Year Ended December 31,	
	2022	2021
Revenue	162,331	116,266
Cost of Revenue	96,332	37,727
Gross Profit	65,999	78,539
Operating Expenses		
Advertising and Marketing	13,465	5,305
General and Administrative	289,655	83,448
Research and Development	42,348	95,046
Rent and Lease	11,074	3,953
Depreciation	1,807	1,702
Total Operating Expenses	358,350	189,453
Operating Income (loss)	(292,351)	(110,914)
Earnings Before Income Taxes	(292,351)	(110,914)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(292,351)	(110,914)

Statement of Cash Flows

	Year Ended December 31,	
	2022	2021
OPERATING ACTIVITIES		
Net Income (Loss)	(292,351)	(110,914)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	1,807	1,702
Accounts Payable and Accrued Expenses	9,926	213
Payroll Liabilities	50,012	-
Accounts Receivable	(33)	(35,028)
Prepaids	(3,605)	(6,181)
Deferred Revenue	206,968	62,807
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	265,074	23,512
Net Cash provided by (used in) Operating Activities	(27,277)	(87,402)
INVESTING ACTIVITIES		
Issuance of Loan Receivable - Related Party	-	(6,637)
Purchase of Computer Equipment	-	(3,005)
Purchase of Software Development	(138)	-
Net Cash provided by (used by) Investing Activities	(138)	(9,641)
FINANCING ACTIVITIES		
Issuance of Notes Payable - Related Party	20,800	91,775
Net Cash provided by (used in) Financing Activities	20,800	91,775
Cash at the beginning of period	7,530	12,798
Net Cash increase (decrease) for period	(6,615)	(5,268)
Cash at end of period	915	7,530

EAMS Technologies, Inc
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

EAMS Technologies, Inc ("The Company"/ "EAMS") was founded December 2nd, 2019 in Orlando, FL. EAMS is a B2B technology solutions provider and software publishing house. Our primary sources of revenue is physical IoT hardware/ devices as well as providing a SaaS platform that leverages IoT device data and Maintenance and Equipment Performance Data to deliver integrated enterprise asset management, analytics and IoT solutions across a broad range of industries globally.

The Company will be conducting a regulation CF crowdfunding campaign in 2023 to raise additional operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue via various revenue streams. They include the following:

SaaS Revenue:
Software as a Service (SaaS) revenue is generated by selling a subscription service to businesses for the Company's various software tools. The Company's primary obligation to end users is to maintain the software, protect customer data and ensure that the applications are available, without errors and functions as intended. Revenue is recognized over the life of the subscription as performance obligations are satisfied.

The Company deferred revenue of $ 62,806 and $ 197,997 for the years ended 2021 and 2022 respectively for prepaid subscriptions.

Hardware Sales:
The Company sells physical hardware/ IoT devices to supplement the Company's software tools. Hardware is sold to end users of the Company's software through an online/Ecommerce shop website or directly to customers. The Company's obligation towards customers when it comes to the hardware is to ensure that the ordered products are delivered. Hardware is only shipped once payment is received from the customer. The Company does not carry any inventory. Hardware warranties are carried by the manufacturer and refunds are not offered at the moment. Defect units received by customers will be repaired or replaced by the manufacturer at the manufacturer's expense who will arrange and pay for shipment of the defect unit back to the manufacturer. Revenue is recognized at the time of shipment.

Consulting Revenue:
The Company offers various consulting, implementation, and integration services to its customers. Professional services are rendered on a time-and-materials basis or as a fixed-cost project. Professional services rendered varies from customer to customer and is based on system requirements that determine if the services being rendered will be done as part of a larger project carried out over months or as a one-off service rendered quickly. The Company's primary performance obligations is to perform services as agreed upon with the client and revenue is recognized throughout engagements as milestones are completed.

The company deferred revenue of $ 71,777 in the year ending 2022 for open projects with unfulfilled obligations.

	SaaS Revenue	***Hardware Sales***	***Consulting Revenue***	***Other***	***Discounts on SaaS Revenue and Hardware Sales***	***Total***
2022	86,972	26,919	81,404	432	(33,396)	162,331
2021	32,997	7,326	77,985	368	(2,410)	116,266

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

A summary of the Company's property and equipment is below.

Property Type	**Useful Life in Years**	**Cost**	**Accumulated Depreciation**	**Disposals**	**Book Value as of 12/31/22**
Computer Equipment	3	5,422	(3,509)	-	1,913
Grand Total	**-**	**5,422**	**(3,509)**	**-**	**1,913**

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which will be determined once the software is placed into service. The capitalized software is not related to the current platform that is generating SaaS revenue and was not ready for its intended use as of December 31st, 2022.

Property Type	**Useful Life in Years**	**Cost**	**Accumulated Amortization**	**Disposals**	**Book Value as of 12/31/22**
Software	To Be Determined	50,711	-	-	50,711
Grand Total	**-**	**50,711**	**-**	**-**	**50,711**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2022.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions is the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

A shareholder loaned the Company funds throughout the periods under review resulting in a balance of $148,766 as of December 31st, 2022. The loan does not accrue interest and is due on demand.

A shareholder loaned the Company funds throughout the periods under review resulting in a balance of $6,858 as of December 31st, 2022. The loan does not accrue interest and is due on demand.

The Company had a loan receivable from an affiliated Company, EAMS Africa (Pty) Ltd. The loan receivable does not accrue interest and is due on demand. The Company was owed $18,093 as of December 31st, 2022.

The Company and EAMS Africa (Pty) Ltd are under common ownership but are not consolidated in these financial statements. The financial information presented herein represents the standalone financial position, results of operations and cash flows of the Company only.

It is important to note that the financial performance of the Company could differ significantly if they were consolidated or operated as standalone entities. Both companies have different business models and operate in different industries. Their financial performance is influenced by various factors including market conditions, competition, and operational decisions made by their respective management teams.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

See Note 3 – Related Party Transactions for details of loans made by shareholders.

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	$155,624
2024	-
2025	-
2026	-
2027	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 1,000 common shares with a par value of $1 per share. 1,000 shares were issued and outstanding as of 2021 and 2022.

Voting rights: Common stockholders are entitled to one vote per share.

Dividends: Common stockholders are entitled to receive dividends if declared by the Board of Directors. To date no dividends have been declared.

Common shares are subject to a Forced Sale in the event of stockholder death, stockholder who is provisionally sequestrated or provisionally liquidated as well as in the event of a stockholder being criminally charged. After learning of any forced sale event, any one or more of the remaining shareholders may, by notice in writing to the offering shareholder, compel the offering shareholder to offer his/her shares in the Company to the remaining shareholders at a fair value determined by an external Auditor.

Common shares are also subject to a Come-Along clause in the event of the sale of majority shareholding. Shareholders holding not less than 65% of the issued Shares of the Company must accept such offer in respect of all their shares for the "Come Along" clause to take effect.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 19, 2023, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.